Exhibit 99.1

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, but has not yet become final for the purpose of the sale of securities.  Information contained in this preliminary short form prospectus may not be complete and may have to be amended.  The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws.  Accordingly, except to the extent permitted by the Underwriting Agreement (as defined herein), these securities may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws.  This preliminary short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States.  See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel of Baytex Energy Ltd., the administrator of Baytex Energy Trust, at Suite 2200, Bow Valley Square II, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7, telephone (403) 269-4282, and are also available electronically at www.sedar.com

PRELIMINARY SHORT FORM PROSPECTUS

NEW ISSUE
March 27, 2009

$100,050,000
6,900,000 Trust Units

Baytex Energy Trust (the "Trust" or "Baytex" and, where the context requires, also includes its subsidiaries and partnership) is hereby qualifying for distribution 6,900,000 trust units ("Trust Units" or "Units") of the Trust at a price of $14.50 per Trust Unit (the "Offering").

The Trust Units are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange ("NYSE") under the trading symbols "BTE.UN" and "BTE", respectively.  On March 20, 2009, the last trading day prior to the public announcement of the Offering, the closing price of the Trust Units on the TSX was Cdn $15.60 and the closing price of the Trust Units on the NYSE was US $12.67.  On March 26, 2009, the closing price of the Trust Units on the TSX was Cdn $15.95 and the closing price of the Trust Units on the NYSE was US $12.90.  The Trust has applied to list the Trust Units issuable pursuant to the Offering (including the Trust Units issuable on exercise of the Over-Allotment Option, as defined below) on the TSX and NYSE.  Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX and NYSE.  The offering price of the Trust Units was determined by negotiation between Baytex Energy Ltd. ("Baytex Energy"), as administrator of, and on behalf of, the Trust, and TD Securities Inc., on its own behalf and on behalf of CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., Raymond James Ltd., Peters & Co. Limited, Tristone Capital Inc., UBS Securities Canada Inc., Cormark Securities Inc. and Dundee Securities Corporation (collectively, the "Underwriters").

	Price: $14.50 per Trust Unit
	Price to the Public	Underwriters' Fee (1)	Net Proceeds to the Trust (1)(2)
Per Trust Unit	$14.50	$0.725	$13.775
Total (2)(3)	$100,050,000	$5,002,500	$95,047,500

Notes:
(1)	Upon closing of the Offering, the Trust will pay the Underwriters a cash commission equal to 5% of the gross proceeds of the Offering. See "Plan of Distribution".
(2)	Before deducting expenses of the Offering, estimated to be $350,000, which will be paid from the general funds of the Trust.
(3)
The Trust has also granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 1,035,000 Trust Units on the same terms and conditions of the Offering, exercisable in whole or in part, at the sole discretion of the Underwriters, at any time on or within 30 days following the closing of the Offering to cover over-allotments, if any.  In respect of the Over-Allotment Option, the Trust will pay to the Underwriters a fee equal to 5% of the proceeds realized on the exercise of the Over-Allotment Option, or $0.725 per Trust Unit.  If the Over-Allotment Option is exercised in full, the total Offering, Underwriters' fee and net proceeds to the Trust (before deducting expenses of the Offering) will be $115,057,500, $5,752,875 and $109,304,625, respectively.  This short form prospectus also qualifies both the grant of the Over-Allotment Option and the distribution of the Trust Units issuable upon exercise of the Over-Allotment Option.  See "Plan of Distribution".  A purchaser who acquires Trust Units forming any part of the Underwriters' over-allocation position, if applicable, acquires those Trust Units under this short form prospectus regardless of whether the Underwriters' over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The following table sets forth the number of Trust Units that have been issued or may be issued by the Trust pursuant to the Over-Allotment Option:

Underwriters' Position	Maximum size or number of securities held	Exercise Period	Exercise Price

Over-Allotment Option	Up to 1,035,000 Trust Units, if exercised in full	On or within 30 days following the closing of the Offering	$14.50 per Trust Unit

The Underwriters, as principals, conditionally offer the Trust Units for sale, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by McCarthy Tétrault LLP.  The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Trust Units at levels other than those that might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.  See "Plan of Distribution".

The Underwriters propose to offer the Trust Units initially at the offering price specified above.  After a reasonable effort has been made to sell all of the Trust Units at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Trust Units remaining unsold.  Any such reduction will not affect the proceeds received by the Trust.  See "Plan of Distribution".

TD Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc. and Scotia Capital Inc., five of the Underwriters, are direct or indirect wholly owned subsidiaries of Canadian chartered banks that are lenders to Baytex Energy.  Consequently, the Trust may be considered to be a "connected issuer" of these Underwriters for the purposes of securities regulations in certain provinces.  The net proceeds of the Offering may be used to repay a portion of the Trust's indebtedness to such banks.  See "Relationship Among the Trust and Certain Underwriters" and "Use of Proceeds".

A return on an investment in the Trust Units is not comparable to the return on an investment in a fixed-income security.  The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions.  Cash distributions are not guaranteed.  Although the Trust intends to make distributions of its available cash to holders of Trust Units ("Unitholders"), these cash distributions may be reduced or suspended.  The actual amount distributed will depend on numerous factors, including profitability, debt covenants and obligations, fluctuations in working capital, the timing and amount of capital expenditures, applicable law and other factors beyond the control of the Trust.  In addition, the market value of the Trust Units may decline if the Trust is unable to meet its cash distribution targets in the future, and that decline may be significant.  See "Distributions to Unitholders" and "Risk Factors".

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives.  See, for example, the risks described under "Risk Factors" herein and in the AIF (as defined herein).  These sections also describe the Trust's assessment of certain risk factors, as well as the potential consequences to an investor if a risk should occur.

The after tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital.  That composition may change over time, thus affecting an investor's after tax return.  On October 31, 2006, the Department of Finance (Canada) announced proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders.  Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing these proposals (collectively, the "SIFT Rules").  Subject to the SIFT Rules, returns on capital are generally taxed as ordinary income in the hands of a Unitholder who is resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act").  Pursuant to the SIFT Rules, commencing January 1, 2011 (provided the Trust only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Trust which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level.  Returns of capital generally are (and under the SIFT Rules will continue to be) tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder's adjusted cost base in the Trust Unit for purposes of the Tax Act).  Distributions, whether of income or capital to a Unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax.  Prospective purchasers should consult their own tax advisors with respect to the Canadian income tax considerations applicable in their own circumstances.  See "Certain Canadian Federal Income Tax Considerations".

The head office of the Trust and Baytex Energy are located at Suite 2200, Bow Valley Square II, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7 and the registered office of Baytex Energy is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  It is expected that definitive Trust Unit certificates will be available for delivery at closing which is expected to occur on or about April 14, 2009 but in any event not later than April 30, 2009.

The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that act or any other legislation.  Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on, or intend to carry on, the business of a trust company.

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS	1
SPECIAL NOTES TO READER	2
DOCUMENTS INCORPORATED BY REFERENCE	3
Baytex Energy Trust	4
CONSOLIDATED CAPITALIZATION OF THE TRUST	5
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	5
prior sales	5
trading price and volume OF SECURITIES	6
DISTRIBUTIONS TO UNITHOLDERS	6
USE OF PROCEEDS	7
PLAN OF DISTRIBUTION	8
RELATIONSHIP Between THE TRUST AND certain UNDERWRITERS	9
INTEREST OF EXPERTS	9
Certain CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	10
ELIGIBILITY FOR INVESTMENT	14
RISK FACTORS	14
LEGAL PROCEEDINGS	14
AUDITORS, TRANSFER AGENT AND REGISTRAR	14
STATUTORY RIGHTS OF WITHDRAWAL AND rEsCISSION	15
CONSENT of auditors	16
CERTIFICATE OF THE TRUST	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

GLOSSARY OF TERMS

In this short form prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated:

"1933 Act" means the United States Securities Act of 1933, as amended;

"AIF" means the Annual Information Form of the Trust dated March 26, 2009;

"Annual Financial Statements" means the audited comparative consolidated financial statements of the Trust as at and for the years ended December 31, 2008 and December 31, 2007, together with the notes thereto and the report of the auditors thereon;

"Baytex" or the "Trust" means Baytex Energy Trust and, where the context requires, also includes its subsidiaries and partnership;

"Baytex Energy" means Baytex Energy Ltd.;

"Burmis" means Burmis Energy Inc.;

"Canadian GAAP" or "GAAP" means generally accepted accounting principles in Canada;

"Convertible Debentures" means the 6.50% convertible unsecured subordinated debentures of the Trust issued on June 6, 2005;

"Credit Facilities" means Baytex Energy Trust's $485.0 million syndicated credit facilities as described in note 6 to the Annual Financial Statements;

"Finance" means the Department of Finance (Canada);

"Information Circular" means the Trust's information circular and proxy statement dated April 3, 2008 relating to the annual and special meeting of the Unitholders held on May 20, 2008;

"MD&A" means management's discussion and analysis of the financial condition and results of operation of the Trust for the year ended December 31, 2008;

"NI 44-101" means National Instrument 44-101 – Short Form Prospectus Distributions;

"NI 51-102" means National Instrument 51-102 – Continuous Disclosure Obligations;

"Notes" means the 12% unsecured subordinated promissory notes issued by Baytex Energy and held by the Trust pursuant to the plan of arrangement completed on September 2, 2003 and other promissory notes issued by Baytex Energy or any other subsidiaries or affiliates of the Trust to the Trust from time to time;

"NPI" means the net profit interest in the petroleum substances owned by Baytex Energy held by the Trust;

"NPI Agreement" means the amended and restated net profit interest agreement between the Trust and Baytex Energy made as of September 2, 2003 providing for the creation of the NPI;

"NYSE" means the New York Stock Exchange;

"Offering" means the distribution of 6,900,000 Trust Units of the Trust under this short form prospectus;

"Over-Allotment Option" means the option granted by the Trust to the Underwriters to purchase up to an additional 1,035,000 Trust Units on the same terms and conditions of the Offering, exercisable in whole or in part at the sole discretion of the Underwriters, at any time on or within 30 days following the closing of the Offering to cover over-allotments, if any;

"SIFT Rules" means the legislation in Bill C-52, which received Royal Assent on June 22, 2007, implementing the proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders announced by Finance on October 31, 2006;

"Sproule" means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder;

"Trust Indenture" means the third amended and restated trust indenture between the Trust and Baytex Energy made as of May 20, 2008;

"Trust Units" or "Units" means the units of the Trust, each unit representing an equal undivided beneficial interest therein;

"TSX" means the Toronto Stock Exchange;

"Underwriters" means collectively, TD Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., Raymond James Ltd., Peters & Co. Limited, Tristone Capital Inc., UBS Securities Canada Inc., Cormark Securities Inc. and Dundee Securities Corporation;

"Underwriting Agreement" means the agreement dated effective March 23, 2009 among the Trust, Baytex Energy and the Underwriters in respect of the Offering;

"United States" or "U.S." means the United States of America; and

"Unitholders" means holders of Trust Units.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

SPECIAL NOTES TO READER

Forward-Looking Statements

In the interest of providing Unitholders and potential investors with information about the Trust, including management's assessment of Baytex Energy's future plans and operations, certain statements in this short form prospectus are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  Specifically, this short form prospectus contains forward-looking statements relating to the use of the net proceeds of the Offering, the closing date of the Offering and the future payment of distributions.  In addition, certain documents incorporated by reference into this short form prospectus contain forward-looking statements. Such forward-looking statements speak only as of their respective date and are expressly qualified by this cautionary statement.

The forward-looking statements contained in this short form prospectus are based on certain key assumptions regarding, among other things, the timing of obtaining regulatory approvals. Forward-looking statements contained in certain documents incorporated by reference into this short form prospectus are based on the key assumptions described in such documents.  The reader is cautioned that such assumptions, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this short form prospectus and in the documents incorporated by reference herein as a result of numerous known and unknown risks and uncertainties and other factors which are discussed in the documents incorporated herein by reference.

Actual results achieved during the forecast period will vary from the information provided in this short form prospectus and in the documents incorporated by reference herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for oil and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; uncertainties associated with estimating oil and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex Energy.

Readers are cautioned that the foregoing list of risk factors is not exhaustive.  New risk factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the business of the Trust or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  Readers should also carefully consider the matters discussed under the heading "Risk Factors" in the documents incorporated by reference into this short form prospectus.

There is no representation by the Trust that actual results achieved during the forecast period will be the same in whole or in part as those forecast and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.  The forward-looking statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, are expressly qualified by this cautionary statement.

Description of Cash Flow from Operations

This short form prospectus, and certain documents incorporated by reference into this short form prospectus, contains references to cash flow from operations derived from cash provided by operating activities before changes in non-cash operating working capital, asset retirement expenditures and decrease in deferred charges and other assets. Cash flow from operations as presented does not have any standardized meaning prescribed by Canadian GAAP, and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow from operations as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP.  For more information, see the MD&A, which includes a definition of "cash flow from operations" and reconciliation to cash provided by operating activities.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Trust, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)	the annual information form of the Trust for the year ended December 31, 2008 dated March 26, 2009;

(b)
the audited comparative consolidated financial statements of the Trust as at and for the years ended December 31, 2008 and December 31, 2007, together with the notes thereto and the report of the auditors thereon;

(c)	the management's discussion and analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2008;

(d)	the Trust's information circular and proxy statement dated April 3, 2008 relating to the annual and special meeting of the Unitholders held on May 20, 2008; and

(e)	the material change report of the Trust dated and filed March 26, 2009 with respect to the Offering.

Any documents of the type required by NI 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding material change reports filed on a confidential basis), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

BAYTEX ENERGY TRUST

General

The Trust is an open-ended investment trust created on July 24, 2003 under the laws of the Province of Alberta pursuant to the Trust Indenture.  The beneficiaries of the Trust are holders of the outstanding Trust Units.  The head office of the Trust and Baytex Energy are located at Suite 2200, Bow Valley Square II, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7 and the registered office of Baytex Energy is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Organizational Structure

The following diagram describes the inter-corporate relationships among the Trust and its material subsidiaries as well as the flow of cash from the oil and gas properties held by such subsidiaries to the Trust and from the Trust to Unitholders.

Notes:
(1)	Unitholders own 100 percent of the Trust Units.
(2)
Cash distributions are made on a monthly basis to Unitholders based upon the Trust's cash flow. The Trust's primary sources of cash flow are NPI payments from Baytex Energy and interest on the principal amount of the Notes and other inter-corporate notes. In addition to such amounts, prepayments in respect of principal on the Notes and other inter-corporate notes may be made from time to time to the Trust before the maturity of such notes.

For further details on the subsidiaries and partnership of the Trust, see "Baytex Energy Trust – General" in the AIF.

Business of the Trust

The principal undertaking of the Trust is to issue Trust Units and other securities and to acquire and hold securities of subsidiaries, trusts and partnerships, net profits interests, royalties, notes and other interests.  Baytex Energy, and the Trust's other operating subsidiaries, carry on the business of acquiring, developing, exploiting and holding interests in petroleum and natural gas properties and assets related thereto.  Cash flow from the business carried on by Baytex Energy is flowed from Baytex Energy to the Trust by way of interest payments and principal repayments on the Notes and income earned under the NPI Agreement.

For further details on the general development of the business of the Trust and Baytex Energy, see "General Development of Our Business" and "Description of Our Business and Operations" in the AIF.

CONSOLIDATED CAPITALIZATION OF THE TRUST

There have been no material changes in the share capitalization or in the indebtedness of the Trust since December 31, 2008. After giving effect to the Offering and the potential use of proceeds discussed herein, the Trust may reduce its indebtedness under the Credit Facilities by $94,697,500 (after deducting Underwriters' fees of $5,002,500 and expenses of the Offering estimated at $350,000) which could be redrawn and applied as needed to fund the Trust's capital expenditure program, for general working capital purposes or to retire other indebtedness. If the Over-Allotment Option is exercised in full, the aggregate gross proceeds, Underwriters' fees, estimated expenses of the Offering and net proceeds will be $115,057,500, $5,752,875, $350,000 and $108,954,625, respectively.  See "Use of Proceeds" and note 6 to the Annual Financial Statements for a description of the Credit Facilities.

The Trust will have 105,243,693 Trust Units outstanding after giving effect to the Offering (106,278,693 Trust Units if the Over-Allotment Option is exercised in full).  In addition, as at the date hereof, the Trust has an aggregate of 8,654,410 rights to acquire Trust Units outstanding, issued under the Trust's unit rights incentive plan.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

A description of the Trust Units being distributed pursuant to this short form prospectus is contained under the heading "Additional Information Respecting Baytex Energy Trust – Trust Units" in the AIF.

For additional information respecting Trust Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Trust Units, meetings of Unitholders and amendments to the Trust Indenture, see under the headings "Additional Information Respecting Baytex Energy Trust – Trust Indenture" in the AIF.

PRIOR SALES

The Trust has not sold or issued any Trust Units or securities convertible into Trust Units during the twelve month period prior to the date hereof other than as follows:

1.
An aggregate of 6,383,416 Trust Units at a deemed issue price of $23.82 per Trust Unit were issued to the former holders of shares of Burmis in connection with the Trust's acquisition of Burmis on June 4, 2008.  See "General Development of Our Business – History and Development " in the AIF.

2.
An aggregate of 2,780,704 Trust Units at a deemed issue price of $31.20 per Trust Unit were issued upon the conversion of 1,562,140 previously issued exchangeable shares of Baytex Energy during this period. For a description of the Exchangeable Shares, see "Baytex Share Capital – Exchangeable Shares" in the AIF.

3.
An aggregate of 358,207 Trust Units at a deemed issue price of $15.06 per Trust Unit were issued upon the conversion of $528,400 principal amount of the Convertible Debentures during this period. For a description of the Convertible Debentures, see "Additional Information Respecting Baytex Energy Trust  – Convertible Debentures" in the AIF.

4.
An aggregate of 2,273,490 Trust Units were issued during this period pursuant to the Trust's distribution reinvestment plan at a weighted average issue price of $20.37 per Trust Unit for aggregate consideration of approximately $46,307,157. For a description of the Trust's distribution reinvestment plan, see note 10 to the Annual Financial Statements.

5.
An aggregate of 800,917 Trust Units were issued during this period upon the exercise of rights granted pursuant to the Trust's unit rights incentive plan at a weighted average issue price $9.19 per Trust Unit for aggregate consideration of approximately $7,360,884.  See the Information Circular for a description of the Trust's unit rights incentive plan that has been approved by Unitholders.

6.
An aggregate of 3,106,950 rights to acquire an equal number of Trust Units were issued pursuant to the Trust's unit rights incentive plan at a weighted average exercise price of $18.71 per Trust Unit during this period.

TRADING PRICE AND VOLUME OF SECURITIES

Trust Units

The outstanding Trust Units are listed and posted for trading on the TSX and NYSE under the trading symbols "BTE.UN" and "BTE", respectively.  The following tables set forth the price range and trading volume of the Units as reported by the TSX and the NYSE for the periods indicated.  Additional historical trading information in respect of the Trust Units is contained in the AIF under the heading "Market For Securities".

	TSX			NYSE
Period	High ($)	Low ($)	Volume (#)	High (US$)	Low (US$)	Volume (#)
2009
January	17.49	14.20	10,049,252	14.85	11.55	3,687,803
February	14.46	9.77	13,997,248	11.95	7.84	4,270,423
March (1-26)	16.27	10.65	13,117,742	13.15	8.26	9,522,500

On March 20, 2009, the last trading day prior to the public announcement of the Offering, the closing price of the Trust Units on the TSX was Cdn $15.60 and the closing price of the Trust Units on the NYSE was US $12.67.  On March 26, 2009, the closing price of the Trust Units on the TSX was Cdn $15.95 and the closing price of the Trust Units on the NYSE was US $12.90.

Convertible Debentures

The outstanding Convertible Debentures are listed and posted for trading on the TSX under the trading symbol "BTE.DB".  The following table sets forth the price range and trading volume of the Convertible Debentures as reported by the TSX for the periods indicated.  Additional historical trading information in respect of the Convertible Debentures is contained in the AIF under the heading "Market For Securities".

Period	High ($)	Low ($)	Volume (#)
2009
January	104.32	100.00	12.0
February	100.00	93.03	155.0
March (1-26)	104.77	101.77	28.0

On February 25, 2009, the last trading day prior to the public announcement of the Offering, the closing price of the Convertible Debentures on the TSX was $99.00.  On March 24, 2009, the last trading day prior to the date of this short form prospectus, the closing price of the Convertible Debentures on the TSX was $104.77.

DISTRIBUTIONS TO UNITHOLDERS

The Trust makes cash distributions on the 15th day of each month (or the first business day thereafter) to holders of Trust Units of record on the immediately preceding distribution record date.

The Board of Directors of Baytex Energy, on behalf of the Trust, reviews the Trust's distribution policy from time to time. The actual amount distributed is dependent on the commodity price environment, can fluctuate depending on the level of cash flow from operations and is at the discretion of the Board of Directors of Baytex Energy. The Trust's current distribution practice targets the use of between 50 to 60 percent of available cash flow from operations for capital expenditures.

The following per Trust Unit cash distributions have been paid or declared by the Trust to its Unitholders in 2009 for the months indicated, each amount being paid in the following month.  Additional historical information in respect of distributions paid by the Trust is contained in the AIF under the heading "Additional Information Respecting Baytex Energy Trust – Cash Distributions".

For the Month Ending	Cash Distribution Per Trust Unit
January	$0.18
February	$0.12
March (1)	$0.12

Note:
(1)           This distribution was declared on March 16, 2009 and will be paid on April 15, 2009 to Unitholders of record on March 31, 2009.

Pursuant to the Credit Facilities, the Trust is restricted from making distributions to Unitholders where the distribution would or could have a material adverse effect on the Trust or the Trust's subsidiaries' ability to fulfill its obligations under the Credit Facilities or upon a material borrowing base shortfall or default.

The Notes also contain certain limitations on maximum cumulative distributions. Restricted payments include the declaration or payment of any dividend or distribution to the Trust and the payment of interest or principal on subordinated debt owed to the Trust. Baytex Energy is restricted from making any restricted payments, including distributions to the Trust, if a default or event of default under the note indenture governing the subordinated debt has occurred and is continuing. If no such default or event of default has occurred and is continuing, Baytex Energy may make a distribution to the Trust provided at the time either (A) (i) its ratio of consolidated debt to consolidated cash flow from operations does not exceed 3 to 1, (ii) its fixed charge coverage ratio for the preceding four fiscal quarters is greater than 2.5 to 1 and (iii) the aggregate of all restricted payments declared or made after July 9, 2003 does not exceed the sum of 80 percent of the consolidated cash flow from operations accrued on a cumulative basis since July 9, 2003 plus the net cash proceeds received by Baytex Energy from the issuance of deeply subordinated intercompany debt or the receipt of capital contributions from the Trust plus net proceeds received by Baytex Energy from the issuance of and upon conversion of debt and other securities or (B) the aggregate amount of all restricted payments declared or made after July 9, 2003 does not exceed the sum of permitted restricted payments not previously made plus US$30 million. Baytex Energy is in compliance with these covenants.

Pursuant to the provisions of the Trust Indenture all income earned by the Trust in a fiscal year, not previously distributed in that fiscal year, must be distributed to Unitholders of record on December 31. This excess income, if any, will be allocated to Unitholders of record at December 31 but the right to receive this income, if the amount if not determined and declared payable at December 31, will trade with the Trust Units until determined and declared payable in accordance with the rules of the TSX. To the extent that a Unitholder trades Trust Units in this period they will be allocated such income but will dispose of their right to receive such distribution.

Cash distributions are not guaranteed. The Trust's historical cash distributions may not be reflective of future cash distributions, which will be subject to review by the Board of Directors of Baytex Energy taking into account its prevailing financial circumstances at the relevant time. Although the Trust intends to make distributions of its available cash to Unitholders, these cash distributions may be reduced or suspended.  The actual amount distributed will depend on numerous factors, including profitability, debt covenants and obligations, fluctuations in working capital, the timing and amount of capital expenditures, applicable law and other factors beyond the control of the Trust.  See "Risk Factors" in the AIF.

USE OF PROCEEDS

The net proceeds to the Trust from the Offering are estimated to be $94,697,500 after deducting the fees of $5,002,500 payable to the Underwriters and the estimated expenses of the Offering of $350,000. If the Over-Allotment Option is exercised in full, the net proceeds from the sale of the Trust Units hereunder are estimated to be $108,954,625 after deducting the fees of $5,752,875 payable to the Underwriters and the estimated expenses of the Offering of $350,000.  See "Plan of Distribution".

The proceeds of the Offering, will enhance the Trust's liquidity and financial flexibility. The net proceeds of the Offering will initially be used by the Trust for general working capital purposes, which may ultimately be used to fund the Trust's capital expenditure program or to retire or repay outstanding indebtedness of the Trust.  See "Relationship Among the Trust and Certain Underwriters".  The Trust's indebtedness, which totalled approximately $535 million as at March 26, 2009, is described under the heading "Liquidity and Capital Resources" in the MD&A and in the notes to the Annual Financial Statements.

The Trust's current indebtedness under the Credit Facilities has been incurred in the normal course of business and operations in connection with previous capital and other expenditures made by the Trust. For the year ended December 31, 2008, the Trust incurred $450 million of capital expenditures, including $185 million for exploration and development and $265 million on acquisitions (net of dispositions). See "Description of Our Business and Operations – Other Oil and Gas Information – Capital

Expenditures" in the AIF.  The Trust funded the 2008 capital expenditures by the use of its Credit Facilities and the cash generated by its operations.

While the Trust intends to use the net proceeds as stated above, there may be circumstances that are not known at this time where a reallocation of the net proceeds may be advisable for business reasons that management believes are in the Trust's best interests.

PLAN OF DISTRIBUTION

Pursuant to the underwriting agreement dated effective March 23, 2009 among the Trust, Baytex Energy and the Underwriters in respect of the Offering (the "Underwriting Agreement"), the Trust has agreed, subject to the terms and conditions stated therein, to issue and sell an aggregate of 6,900,000 Trust Units to the Underwriters and the Underwriters have severally and not jointly agreed to purchase such Trust Units at a price of $14.50 per Trust Unit on or about April 14, 2009, or such other date not later than April 30, 2009 as may be agreed among the parties to the Underwriting Agreement, payable in cash to the Trust against delivery of the Trust Units.  In consideration for their services in connection with the Offering, the Underwriters will be paid a fee of $0.725 per Trust Unit.  The terms of the Offering, including the price of the Trust Units, were determined by negotiation between Baytex Energy, on behalf of the Trust, and TD Securities Inc., on behalf of the Underwriters.

The Trust has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 1,035,000 Trust Units at a price of $14.50 per Trust Unit, exercisable in whole or in part, at the sole discretion of the Underwriters, at any time or within 30 days following the closing of the Offering for the purposes of covering the Underwriters' over-allocation position.  In respect of the Over-Allotment Option, the Trust will pay to the Underwriters a fee equal to 5% of the proceeds realized on the exercise of the Over-Allotment Option or $0.725 per Trust Unit.  If the Over-Allotment Option is exercised in full, the total offering, Underwriters' fee and net proceeds to the Trust (before deducting expenses of the Offering) will be $115,057,500, $5,752,875 and $109,304,625, respectively.  This short form prospectus also qualifies for distribution the grant of the Over-Allotment Option and the issuance of the Trust Units pursuant to the exercise of the Over-Allotment Option. A purchaser who acquires Trust Units forming any part of the Underwriters' over-allocation position, if applicable, acquires those Trust Units under this short form prospectus regardless of whether the Underwriters' over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events.  If any of the Underwriters fails to purchase the Trust Units which such Underwriter(s) have agreed to purchase, the other Underwriters who are willing and able to purchase their own applicable percentages of Trust Units shall be relieved of their obligations under the Underwriting Agreement, provided that any one or more of the Underwriters may, but are not obligated to, purchase the Trust Units not purchased by the refusing Underwriter(s); provided, however, that in the event that the percentage of the total number of the Trust Units which one or more of the Underwriters has failed or refused to purchase exceeds 6.12% of the total number of the Trust Units which the Underwriters have agreed to purchase, the other Underwriters shall have the right, but not the obligation, to purchase severally on a pro rata basis (or such other basis as such other Underwriters may agree) all, but not less than all, of the Trust Units which would otherwise have been purchased by the one or more Underwriters which failed or refused to purchase.  The Underwriters are, however, obligated to take up and pay for all Trust Units if any are purchased under the Underwriting Agreement.  The Underwriting Agreement also provides that the Trust and Baytex Energy will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Trust has applied to list the Trust Units distributed under this short form prospectus (including the Trust Units issuable on exercise of the Over-Allotment Option) on the TSX and the NYSE.  Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX and the NYSE.

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Units at levels other than those that might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed not to issue, agree to issue or announce an intention to issue any additional Trust Units or any securities convertible into or exchangeable for the Trust Units (except in connection with: (a) an acquisition made at "arms length"; (b) the exchange, transfer, conversion or exercise of existing outstanding securities or existing commitments to issue securities; or (c) the issuance of Trust Units pursuant to the Trust's distribution reinvestment plan or the issuance of rights or Trust Units upon the exercise of rights granted pursuant to the Trust's unit rights incentive plan) for a period of 90 days from the Closing Date, without the prior consent of TD Securities Inc. (upon consultation with the Underwriters), such consent not to be unreasonably withheld.

Certificates for the Trust Units will be available for delivery at the closing of the Offering, which is expected to take place on or about April 14, 2009 but in any event not later than April 30, 2009.

The Underwriters propose to offer the Trust Units initially at the offering price specified herein.  After a reasonable effort has been made to sell all of the Trust Units at the price specified, the Underwriters may subsequently reduce the selling prices to investors from time to time in order to sell any of the Trust Units remaining unsold.  In the event the offering price of the Trust Units is reduced, the compensation received by the Underwriters will be decreased by the amount of the aggregate price paid by the purchasers for the Trust Units is less than the gross proceeds paid by the Underwriters to the Trust for the Trust Units.  Any such reduction will not affect the proceeds received by the Trust.

The Trust Indenture places certain restrictions with respect to non-resident ownership of Trust Units. See "Additional Information Respecting Baytex Energy Trust – Trust Indenture – Non-resident Unitholders" and "Risk Factors – Risks Associated with Government Regulation – We have non-resident ownership restrictions of our Trust Units" in the AIF.

The Trust Units have not been and will not be registered under the 1933 Act, or any state securities laws, and, accordingly, may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws.  The Underwriting Agreement permits the Underwriters to offer and resell the Trust Units that they have acquired pursuant to the Underwriting Agreement in a private placement to purchasers in the United States that are institutional accredited investors.  Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Trust Units outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirement of the 1933 Act.

RELATIONSHIP BETWEEN THE TRUST AND CERTAIN UNDERWRITERS

TD Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc. and Scotia Capital Inc., five of the Underwriters, are direct or indirect wholly owned subsidiaries of Canadian chartered banks (the "Lenders") that are lenders to Baytex Energy and to which Baytex Energy is indebted pursuant to the Credit Facilities.  See note 6 to Annual Financial Statements for a description of the Credit Facilities, including the total amount of indebtedness thereunder as at December 31, 2008. Consequently, the Trust may be considered to be a "connected issuer" of those Underwriters for the purposes of securities regulations in certain provinces.  The decision to distribute the Trust Units hereby and the determination of the terms of distribution were made through negotiations between Baytex Energy, on behalf of the Trust, and TD Securities Inc., on behalf of the Underwriters.  The Lenders did not have any involvement in such decision or determination; however, the Lenders have been advised of the issuance and terms thereof.  As a consequence of the Offering, TD Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. will receive their respective share of the Underwriters' fee payable by the Trust to the Underwriters.  Some or all of the net proceeds of the Offering could be used to repay a portion of the indebtedness of Baytex Energy to the Lenders.  See "Use of Proceeds".

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Trust, and by McCarthy Tétrault LLP on behalf of the Underwriters.  As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP and McCarthy Tétrault LLP, each as a group, own, directly or indirectly, less than 1% of the outstanding Units.  Reserve estimates contained in the AIF and incorporated by reference into this short form prospectus are based upon reports prepared by Sproule, as independent consultants, with respect to the reserves of the Trust.  As of the date hereof, none of the designated "Professionals" (as defined in NI 51-102) have any registered or beneficial interest, direct or indirect, in any of our securities or other property or of our associates or affiliates either at the time they prepared a report, evaluation, statement or opinion prepared by it, at any time thereafter or to be received by them.

In addition, none of the aforementioned persons or companies, nor any director, officer, or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of Baytex Energy or of any associate or affiliate of Baytex Energy, except for John Brussa, a director of Baytex Energy, and Shannon Gangl, the Corporate Secretary of Baytex Energy, who are partners at Burnet, Duckworth & Palmer LLP, a law firm that renders legal services to the Trust.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and McCarthy Tétrault LLP (collectively "Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Unitholder who acquires Trust Units pursuant to the Offering and who, for purposes of the Tax Act, and at all relevant times, holds the Trust Units as capital property and deals at arm's length with and is not affiliated with the Trust and the Underwriters.  Generally speaking, Trust Units will be considered to be capital property to a Unitholder provided the Unitholder does not hold the Trust Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.  Certain Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.  This summary is not applicable to: (i) a Unitholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a Unitholder an interest in which would be a "tax shelter investment" as defined in the Tax Act; (iii) a Unitholder that is a "specified financial institution" as defined in the Tax Act; or (iv) a Unitholder to whom the "functional currency" rules apply, as defined in the Tax Act.  Any such Unitholder should consult its own tax advisor with respect to an investment in the Trust Units.

This summary is based upon the provisions of the Tax Act and the Income Tax Regulations (the "Regulations") in force as of the date hereof, all specific proposals to amend the Tax Act and the Regulations that have been publicly announced prior to the date hereof (the "Proposed Amendments") and Counsel's understanding of the current published administrative practices of the Canada Revenue Agency.  There is no assurance that the Proposed Amendments will be enacted in the form proposed, if at all.  Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of Trust Units and no representations with respect to income tax consequences to any prospective purchaser or holder of Trust Units are made. Consequently, prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.

Status of the Trust

In the opinion of Counsel, based on representations of Baytex Energy and the Trust, the Trust qualifies as a "unit trust" and a "mutual fund trust" as defined by the Tax Act, and this summary assumes that the Trust will continue to so qualify.  The qualification of the Trust as a mutual fund trust requires that certain factual conditions generally be met throughout its existence.  Counsel is advised by the Trust and Baytex Energy that it is intended that the requirements necessary for the Trust to qualify as a mutual fund trust will continue to be satisfied such that the Trust will continue to qualify as a mutual fund trust at all times.  In the event the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below.

SIFT Rules

On October 31, 2006, announced proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders.  Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing the SIFT Rules.

The SIFT Rules apply to trusts and partnerships that are resident in Canada for purposes of the Tax Act (in the case of partnerships, pursuant to new residency rules for this purpose), that hold one or more "non-portfolio properties", and the units of which are listed on a stock exchange or other public market (a "specified investment flow-through trust" or "SIFT trust", and a "specified investment flow-through partnership" or "SIFT partnership").  In the case of a trust or partnership that was a SIFT trust or SIFT partnership on October 31, 2006, the SIFT Rules generally will not take effect until January 1, 2011, provided the trust or partnership experiences only "normal growth" and no "undue expansion" before then.  On December 15, 2006 Finance issued guidelines with respect to what would be considered "normal growth" for this purpose (the "Guidelines").

The Trust would be a "SIFT trust" under the SIFT Rules but for the deferred implementation described above.  Pursuant to the SIFT Rules, a SIFT trust will be subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties at a rate comparable to the combined federal and provincial corporate income tax rate and distributions of such income to unitholders will be treated as eligible dividends paid by a taxable Canadian corporation.  The properties owned by the Trust would constitute "non-portfolio properties" under the SIFT Rules, with the result that all or substantially all of the Trust's income would be subject to the new tax.

The SIFT Rules provide that the tax rate will be the federal general corporate income tax rate (which is anticipated to be 16.5% in 2011 and 15% in 2012) plus the provincial SIFT tax rate.  Based on representations of Baytex Energy and the Trust, it is anticipated that the Trust would be considered to have a permanent establishment only in Alberta, where the provincial tax rate in 2011 is expected to be 10%, which will result in an effective tax rate of 26.5% in 2011 and 25% in 2012.

Although the SIFT Rules are not expected to effect the Trust until 2011, the Trust could become subject to the SIFT Rules sooner if it experiences growth other than "normal growth" before then.  Under the Guidelines, a SIFT trust will be considered to have experienced only "normal growth" if its issuances of new equity, which includes trust units and debt or other securities that are convertible into trust units, do not exceed certain thresholds measured by reference to the SIFT trust's market capitalization as of the close of trading on October 31, 2006, taking into account only the SIFT trust's publicly-traded units and not any securities, whether or not listed, that are convertible into or exchangeable for trust units. The permitted expansion thresholds are the greater of $50 million and 40% of a SIFT trust's October 31 market capitalization for the period from October 31, 2006 to the end of 2007, and the greater of $50 million and 20% of a SIFT trust's October 31 market capitalization for each of 2008, 2009 and 2010.  On December 4, 2008, Finance announced changes to the Guidelines to allow a SIFT trust to accelerate the utilization of the SIFT trust's annual safe harbour amount for each of 2009 and 2010 so that the safe harbour amount is available on and after December 4, 2008.  This change does not alter the maximum permitted expansion threshold for a SIFT trust, but it allows a SIFT trust to use its normal growth room remaining as of December 4, 2008 in a single year, rather than staging a portion of the normal growth room over the 2009 and 2010 years.

Management of Baytex Energy has advised Counsel that the Trust's market capitalization, determined in accordance with the Guidelines, as of October 31, 2006 was approximately $1.825 billion. Management of Baytex Energy has further advised Counsel that the offering of Trust Units pursuant to this short form prospectus (including the Over-Allotment Option) will not, in and of itself, cause the Trust to exceed its permitted normal growth threshold under the Guidelines.  It is therefore assumed, for the purposes of this summary, that the Trust will not be subject to the SIFT Rules until January 1, 2011.  No assurance can be provided that the SIFT Rules will not apply to the Trust prior to 2011.

Taxation of the Trust

The Trust will be required to include in its income for each taxation year: (i) income from the NPI on an accrual basis;  (ii) all interest on the Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for preceding year; and (iii) any other sources of income. The Trust will generally be entitled to deduct on an annual basis, reasonable administrative expenses incurred on its ongoing investment activities provided such expenses are reasonable and are otherwise deductible, subject to the relevant provisions of the Tax Act, including the Proposed Amendments, which require that the Trust have a reasonable expectation of profit. The Trust will also be entitled to deduct a portion of any costs incurred by it in connection with the issuance of Units. The amount of such expenses deductible by the Trust in a taxation year is 20% of such issue expenses, pro rated where the Trust's taxation year is less than 365 days, to the extent such expenses were not deductible in a previous taxation year. The taxation year of the Trust will end on December 31 of each year.

Subject to the application of the SIFT Rules, the Trust is subject to taxation in each taxation year on its income for the year less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. Counsel has been advised by the Trust that the Trust shall make sufficient distributions in each year of its net income for tax purposes so that the Trust generally will not be liable for any material amounts of income tax under the Tax Act, subject to the SIFT Rules. Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Units. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient available funds to distribute all of its income by way of cash distributions. In such circumstances, such income will be payable to Unitholders in the form of additional Units ("Reinvested Units").

Once the Trust becomes subject to the SIFT Rules (which is anticipated to be, subject to the Trust exceeding any "normal growth", deferred until January I, 2011), the Trust will no longer be able to deduct any part of the amounts payable to Unitholders in respect of: (i) income from businesses it carries on in Canada or from its non-portfolio properties (exceeding any losses for the taxation year from businesses or non-portfolio properties), and (ii) taxable capital gains from its dispositions of non-portfolio properties (exceeding its allowable capital losses from the disposition of such properties). A deduction is permitted for dividends received by a SIFT trust where the dividends could have been deducted if the SIFT trust were a corporation. "Non-portfolio properties" include: (i) Canadian real and resource properties if the total fair market value of such properties is greater than 50% of the equity value of the SIFT itself, (ii) a property that the SIFT (or a non-arm's length person or partnership) uses in the course of carrying on a business in Canada, and (iii) securities of a subject entity that have a fair market value greater than 10% of the subject entity's equity value or a subject entity where the SIFT trust holds securities of it or its affiliates that have a total fair market value greater than 50% of the equity value of the SIFT trust. A subject entity includes corporations resident in Canada, trusts resident in Canada, and Canadian resident partnerships other than such entities that do not hold any non-portfolio properties, and the investments by the Trust in its material subsidiaries will be investments in subject entities for this purpose. Income which a SIFT trust is unable to deduct will be taxed in the SIFT trust at rates of tax similar to the combined federal and provincial corporate tax rate. The SIFT Rules do not change the tax treatment of distributions that are paid as returns of capital.

Taxation of Unitholders Resident in Canada

This portion of the summary is applicable to Unitholders who, for purposes of the Tax Act, and at all relevant times, are resident or deemed to be resident in Canada.

Income from Units

Subject to the SIFT Rules, each Unitholder is required to include in computing income for a particular taxation year the portion of the net income of the Trust, including net taxable capital gains, that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year.  Income of a Unitholder from the Trust Units will generally be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act.  If appropriate designations are made by the Trust, such portion of the net taxable gains of the Trust and any taxable dividends received from taxable Canadian corporations as are paid or become payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act.  The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base of the Unitholder's Units.  Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year.  However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of a Unit, the adjusted cost base of the Units held by such Unitholder will generally be reduced by such amount.  Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a loss of a Unitholder.

Once the Trust becomes subject to the SIFT Rules (which is anticipated to be, subject to the Trust exceeding any "normal growth", deferred until January 1, 2011), taxable distributions from the Trust received by Unitholders and paid from the Trust's after tax income will generally be deemed to be received by the Unitholder as a taxable dividend from a taxable Canadian corporation.  Such dividend will be subject to the gross-up and dividend tax credit provisions in respect of Unitholders that are individuals.  Under the SIFT Rules, the dividends deemed to be paid by the Trust will be deemed to be "eligible dividends" and individual Unitholders would therefore benefit from the enhanced gross-up and dividend tax credit rules of the Tax Act.  Such dividends received by corporations resident in Canada will generally be eligible for a deduction of the full amount of dividends received and potentially subject to a 33⅓% refundable tax under Part IV of the Tax Act.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains and certain income from the Trust.  Distributions which are treated as dividends in the hands of "Canadian-controlled private corporations" will generally be eligible for a deduction of the full amount of dividends received, but will be subject to a 33⅓% refundable tax under Part IV of the Tax Act.

Adjusted Cost Base

Trust Units issued to a Unitholder as a non-cash distribution of income will have a cost equal to the amount of such income and will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Trust Unit.

The cost to a Unitholder of Trust Units acquired pursuant to the Offering will equal the purchase price of the Trust Units plus the amount of any other reasonable costs incurred in connection with such acquisition.  Trust Units issued pursuant to a reinvestment of distributions will be considered acquired at a cost equal to the amount of the distribution.  This cost will be averaged with the adjusted cost base of all other Trust Units to determine the adjusted cost base of each Trust Unit.  Amounts distributed by the Trust to a Unitholder in respect of a Trust Unit will reduce the Unitholder's adjusted cost base of the Trust Unit to the extent that the amount distributed is in excess of the Unitholder's share of the Trust's income for the purposes of the Tax Act computed prior to any deduction for amounts distributed to Unitholders.  To the extent that the adjusted cost base to a Unitholder would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of such Trust Units in the year in which the negative amount arises and the adjusted cost base will be increased by the amount of the deemed capital gain.  The non-taxable portion of capital gains of the Trust that is paid or made payable to the Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base to the Unitholder of the Trust Units.

Disposition of Trust Units

An actual or deemed disposition (other than a tax deferred transaction) of Trust Units by a Unitholder, whether on redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base of the Trust Units to the Unitholder plus reasonable costs associated with the disposition.

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the Unitholder's income under the Tax Act for the year, and one half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year may be deducted from taxable capital gains realized by the Unitholder in that year.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual may give rise to minimum tax depending on such Unitholder's circumstances.  A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Under the Trust Indenture, each Unitholder is entitled to require the Trust to redeem all or any part of the Trust Units registered in the name of the Unitholder.  The redemption price payable in respect of Trust Units tendered for redemption may be paid in cash or promissory notes.  A redemption of Trust Units in consideration for cash or promissory notes, as the case may be, will be a disposition of such Trust Units for proceeds of disposition equal to the amount of such cash or the fair market value of such promissory notes, as the case may be, less any portion thereof that is considered to be a distribution out of the income of the Trust.  Redeeming Unitholders will consequently recognize a capital gain, or a capital loss, depending upon whether such proceeds exceed, or are exceeded by, the adjusted cost base of the Trust Units so redeemed.  Holders of promissory notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on the promissory notes.  The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution less, in the case of promissory notes, any accrued interest thereon.  Unitholders should consult with their own tax advisors as to the consequences of receiving promissory notes on a redemption.

Taxation of Unitholders Not Resident in Canada

This portion of the summary applies to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Trust Units in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "Non-Resident Unitholder").

Subject to the SIFT Rules, any distribution of income of the Trust to a Non-Resident Unitholder will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence.  A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention (1980) will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.  The Trust is also obligated to withhold on all capital distributions to Non-Resident Unitholders at the rate of 15% and such distribution will not reduce the adjusted cost base of the Non-Resident Unitholder's Trust Units.  Where a Non-Resident Unitholder sustains a capital loss on a disposition of Trust Units, such loss may be applied to reduce the Non-Resident Unitholder's tax liability in respect of capital distributions, or to obtain a refund of such taxes, in limited circumstances as provided in the Tax Act.

Pursuant to the SIFT Rules, amounts in respect of the Trust's non-portfolio earnings payable to Non-Resident Unitholders after 2010 that are not deductible to the Trust will be treated as a taxable dividend from a taxable Canadian corporation.  Such dividends will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident Unitholder's jurisdiction of residence.  A Non-Resident Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividend.  Although the SIFT Rules may not increase the tax payable by Non-Resident Unitholders in respect of dividends deemed to be paid by the Trust, the Trust advises Counsel that the imposition of tax at the Trust level under the SIFT Rules is expected to materially reduce the amount of cash flow from operations available for distributions to Unitholders.

A disposition or deemed disposition of a Trust Unit, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident Unitholder provided that the Trust Units are not "taxable Canadian property" of the Non-Resident Unitholder for the purposes of the Tax Act.  Trust Units will not be considered taxable Canadian property to such a Non-Resident Unitholder unless: (a) the Non-Resident Unitholder holds or uses, or is deemed to hold or use, the Trust Units in the course of carrying on business in Canada; (b) the Trust Units are "designated insurance property" of the Non-Resident Unitholder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Trust Units, the Non-Resident Unitholder or persons with whom the Non-Resident Unitholder did not deal at arm's length or any combination thereof, held 25% or more of the issued Trust Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.  Amounts paid to Non-Resident Unitholders on redemption of their Trust Units would be subject to the 15% withholding tax applicable to capital distributions discussed above.

Interest paid or credited on promissory notes to a Non-Resident Unitholder who receives promissory notes on a redemption of Trust Units generally will not be subject to Canadian withholding tax.

ELIGIBILITY FOR INVESTMENT

Provided the Units are listed on a designated stock exchange (which includes the TSX) on the date of closing of the Offering, and subject to the provisions of any particular registered plan, the Units will, on the date of closing of the Offering, be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered disability savings plan, a registered education savings plan and a tax free savings account (collectively the "Plans").  However, the holder of a tax free savings account that governs a trust which holds Units will be subject to a penalty tax if the holder does not deal at arms' length with the Trust for the purposes of the Tax Act or if the holder, alone or together with non-arms' length persons or partnerships, has a significant interest (within the meaning of the Tax Act) in the Trust or a corporation, partnership or trust with which the Trust does not deal at arms' length for the purposes of the Tax Act.

Adverse tax consequences may apply to a Plan, or an annuitant thereunder, if the Plan acquires or holds property that is not a qualified investment for the Plan.

RISK FACTORS

An investment in the Trust Units is subject to certain risks.  Investors should carefully consider the risks described under "Risk Factors" in the AIF.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust or Baytex Energy is a party or in respect of which any of its respective properties are subject, nor are any such proceedings known to the Trust or Baytex Energy to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Deloitte & Touche LLP, Chartered Accountants, 3000, 700 – 2nd Street S.W., Calgary, Alberta, T2P 0S7. Deloitte & Touche LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

The transfer agent and registrar for the Trust Units and Convertible Debentures is Valiant Trust Company, at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment.  In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province.  The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

CONSENT OF AUDITORS

We have read the short form prospectus of Baytex Energy Trust (the "Trust") dated , 2009 qualifying the distribution of 6,900,000 trust units of the Trust.  We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2008 and 2007 and the consolidated statements of income and comprehensive income, deficit and cash flows for the years then ended.  Our report is dated March 16, 2009.

Calgary, Canada

, 2009
Chartered Accountants

CERTIFICATE OF THE TRUST

Dated:                      March 27, 2009

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the Provinces of Canada.

BAYTEX ENERGY TRUST by
BAYTEX ENERGY LTD. as Administrator

By: "Anthony W. Marino" Anthony W. Marino President and Chief Executive Officer	By: "W. Derek Aylesworth" W. Derek Aylesworth Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF BAYTEX ENERGY LTD.

By: "John A. Brussa" John A. Brussa Director	By: "Gregory K. Melchin" Gregory K. Melchin Director

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CERTIFICATE OF THE UNDERWRITERS

Dated:                      March 27, 2009

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the Provinces of Canada.

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